UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               (Amendment No.1)*

                               Banta Corporation.
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                                (Name of Issuer)
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                                  Common Stock
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                         (Title of Class of Securities)

                                    066821109
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                                 (CUSIP Number)

                                  Jeffrey Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 December 15, 2006

             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 066821109
------=====---------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank AG
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS                                                        WC
       (See Item 3)
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
----- --------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            1,185,256
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                3,184
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      1,185,256
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            3,184
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,188,440
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12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.85%
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14    TYPE OF REPORTING PERSON

      BK
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


Cusip No. 066821109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank Securities Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
       (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
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                      7     SOLE VOTING POWER

                            0
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                3,184
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            3,184
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,184
--------------------------------------------------------------------------------
12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BD
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


Item 1.   Security and Issuer

        Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Deutsche Bank AG ("Deutsche Bank,") hereby amends the Statement on Schedule 13D filed by Deutsche Bank and Deutsche Bank Securities Inc. ("DBSI", together with Deutsche Bank, the "Reporting Persons" and each, a "Reporting Person") on November 22, 2006, relating to the shares of common stock, par value
$0.01 per share (the "Shares"), of Banta Corporation (the "Issuer"). The Issuer has its principal executive offices at 225 Main Street Menasha, Wisconsin 54952.

Item 5.    Interest in Securities of the Issuer

        This Item 5 is hereby amended and supplemented as follows:

(a) and (b) According to information filed by the Issuer with the Securities and Exchange Commission in its Form 10-Q for the quarter ended September 30, 2006, the number of Shares outstanding was 24,504,000 as of November 7, 2006. Deutsche Bank, as the parent of Deutsche Bank Securities Inc., may be deemed the beneficial owner of 1,188,440 Shares (approximately 4.85% of the total number of Shares outstanding).

Deutsche Bank AG,~London Branch                                       1,159,856
Deutsche Bank AG,~London Branch (arbitrage)                              25,400
Deutsche Bank Securities Inc.                                             3,184

(c) Transactions by the Reporting Persons in the Shares effected during the past sixty days are set forth in Schedule 1 to this Schedule 13D Termination filing, which is incorporated by reference herein. The transactions set forth in
Schedule 1 to this Statement were effected on the New York Stock Exchange and/or the OTC market.

(e) On December 15, 2006, Deutsche Bank delivered 45,780 Shares to close out previously established short positions, reducing the total number of Shares for which it may be deemed the beneficial owner to 1,188,440 Shares, or approximately 4.85% of the total number of shares outstanding, and therefore the Reporting Person ceased to be the owner of greater than 5% of the total number of Shares outstanding on that date.

                       Schedule 2 - 60 Day Trade History
                                Deutsche Bank AG

Date              Buy/Sell            Quantiy               Price
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10/16/06          B                   2,800                 47.09
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10/16/06          B                   200                   47.09
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10/16/06          S                   2,200                 47.10
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10/16/06          B                   15,700                47.09
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10/17/06          S                   500                   46.95
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10/17/06          S                   200                   46.99
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10/17/06          B                   900                   47.11
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10/17/06          S                   6,800                 46.98
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10/19/06          S                   100                   46.67
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10/19/06          S                   200                   46.62
--------------------------------------------------------------------------------
10/19/06          B                   20,000                46.20
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10/19/06          B                   2,500                 46.77
--------------------------------------------------------------------------------
10/19/06          B                   3,500                 46.73
--------------------------------------------------------------------------------
10/19/06          S                   100                   46.83
--------------------------------------------------------------------------------
10/19/06          B                   100                   46.69
--------------------------------------------------------------------------------
10/19/06          B                   300                   46.51
--------------------------------------------------------------------------------
10/19/06          S                   4,200                 46.70
--------------------------------------------------------------------------------
10/19/06          B                   1,200                 46.07
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10/19/06          S                   4,300                 46.55
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10/20/06          S                   25,000                45.21
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10/20/06          B                   125,000               45.55
--------------------------------------------------------------------------------
10/20/06          B                   100                   45.56
--------------------------------------------------------------------------------
10/20/06          S                   100                   46.05
--------------------------------------------------------------------------------
10/20/06          B                   300                   46.01
--------------------------------------------------------------------------------
10/20/06          S                   200                   45.77
--------------------------------------------------------------------------------
10/20/06          B                   19,400                45.19
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10/20/06          S                   800                   46.04
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10/23/06          B                   30,000                45.80
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10/23/06          B                   1,500                 45.73
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10/23/06          S                   800                   45.65
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10/23/06          B                   800                   45.87
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10/23/06          S                   100                   45.52
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10/23/06          B                   500                   45.91
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10/23/06          S                   2,000                 45.81
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10/24/06          B                   35,000                45.75
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10/24/06          B                   2,720                 45.80
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10/24/06          B                   200                   45.85
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10/24/06          S                   400                   45.83
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10/24/06          S                   100                   45.90
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10/24/06          B                   5,500                 45.65
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10/24/06          S                   800                   45.80
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10/25/06          B                   400                   45.73
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10/25/06          B                   1,100                 45.93
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10/25/06          S                   700                   45.66
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10/25/06          B                   1,000                 45.84
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10/25/06          S                   300                   45.76
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10/25/06          B                   3,800                 45.79
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10/25/06          S                   1,000                 45.85
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10/26/06          B                   700                   45.99
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10/26/06          S                   100                   45.75
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10/26/06          B                   200                   46.07
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10/26/06          B                   7,300                 45.97
--------------------------------------------------------------------------------
10/26/06          S                   2,000                 45.46
--------------------------------------------------------------------------------
10/27/06          S                   300                   45.34
--------------------------------------------------------------------------------
10/27/06          B                   100                   45.58
--------------------------------------------------------------------------------
10/27/06          S                   100                   45.46
--------------------------------------------------------------------------------
10/30/06          B                   4                     45.01
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10/30/06          B                   100                   45.00
--------------------------------------------------------------------------------
10/30/06          S                   100                   45.01
--------------------------------------------------------------------------------
10/30/06          S                   200                   45.10
--------------------------------------------------------------------------------
10/30/06          S                   100                   44.86
--------------------------------------------------------------------------------
10/31/06          B                   376                   44.66
--------------------------------------------------------------------------------
10/31/06          S                   500                   44.55
--------------------------------------------------------------------------------
10/31/06          B                   200                   44.99
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10/31/06          S                   200                   44.72
--------------------------------------------------------------------------------
10/31/06          B                   100                   45.05
--------------------------------------------------------------------------------
11/01/06          B                   50,000                52.30
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11/01/06          B                   75,000                52.19
--------------------------------------------------------------------------------
11/01/06          B                   50,000                45.74
--------------------------------------------------------------------------------
11/01/06          B                   36,000                45.85
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11/01/06          S                   400                   52.20
--------------------------------------------------------------------------------
11/01/06          B                   15,900                45.49
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11/06/06          B                   550,000               52.01
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11/06/06          B                   450,000               52.00
--------------------------------------------------------------------------------
11/09/06          B                   27,300                51.75
--------------------------------------------------------------------------------
11/15/06          B                   1,380                 51.98
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11/15/06          S                   1,380                 51.98
--------------------------------------------------------------------------------
11/16/06          B                   6,240                 51.97
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11/17/06          B                   12,120                51.97
--------------------------------------------------------------------------------
11/20/06          S                   1,800                 52.16
--------------------------------------------------------------------------------
11/20/06          B                   1,800                 52.16
--------------------------------------------------------------------------------
11/22/06          B                   700                   36.25
--------------------------------------------------------------------------------
11/22/06          S                   1,725                 36.20
--------------------------------------------------------------------------------
11/22/06          B                   1,725                 36.20
--------------------------------------------------------------------------------
11/27/06          S                   600                   36.14
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11/27/06          B                   2,212                 36.12
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11/29/06          S                   100                   36.22
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11/29/06          B                   5                     36.22
--------------------------------------------------------------------------------
11/29/06          B                   100                   36.22
--------------------------------------------------------------------------------
11/29/06          B                   100                   36.22
--------------------------------------------------------------------------------
11/29/06          S                   105                   36.22
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11/29/06          B                   188                   36.14
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12/01/06          S                   2,760                 36.23
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12/01/06          B                   4,480                 36.22
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12/04/06          S                   716                   36.23
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12/04/06          S                   2,760                 36.23
--------------------------------------------------------------------------------
12/06/06          B                   1,500                 36.16
--------------------------------------------------------------------------------
12/11/06          S                   550,000               36.22
--------------------------------------------------------------------------------
12/11/06          S                   450,000               36.23
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12/12/06          B                   2,000                 36.25
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12/13/06          B                   4,266                 36.25
--------------------------------------------------------------------------------
12/13/06          B                   8,832                 36.25
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12/14/06          B                   260                   36.26
--------------------------------------------------------------------------------
12/14/06          S                   300                   36.26
--------------------------------------------------------------------------------
12/14/06          B                   320                   36.26
--------------------------------------------------------------------------------
12/14/06          B                   8,763                 36.26
--------------------------------------------------------------------------------
12/14/06          B                   300                   36.26
--------------------------------------------------------------------------------
12/14/06          S                   320                   36.26
--------------------------------------------------------------------------------
12/14/06          S                   366                   36.26
--------------------------------------------------------------------------------
12/14/06          B                   366                   36.26
--------------------------------------------------------------------------------
12/14/06          S                   260                   36.26
--------------------------------------------------------------------------------
12/15/06          B                   78,405                36.26
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12/15/06          B                   12,696                36.25
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12/15/06          B                   100                   36.25
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12/15/06          S                   78.405                36.26
--------------------------------------------------------------------------------
12/18/06          S                   17,700                36.25
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12/18/06          B                   17,700                36.25
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12/19/06          B                   5,894                 36.32
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12/19/06          B                   18,200                36.32
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


                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of December 20, 2006





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Vice President


                                         DEUTSCHE BANK AG

                                         By: /s/ Pasquale Antolino
                                             --------------------------
                                             Name:  Pasquale Antolino
                                             Title: Assistant Vice President